Exhibit 4.19

July 30, 2003

Israel Discount Bank Ltd.

Dear Sir,

re: Undertaking

Whereas we have received and/or we are about to receive from you credit and other banking services and we have signed and/or we will sign undertakings and guarantees as collateral for debts and liabilities of other bodies to you;

Wherefore we hereby undertake to you that as long as we do not repay to you all our debts and liabilities to you, the following shall apply:

1.	The total of all our short-term credit at banks (including discounts, guarantees and balance-sheet and non-balance-sheet liabilities) shall not exceed $ 19,000,000 (nineteen million US dollars) of which short-term credit as aforesaid which shall be given to us or to our subsidiaries by banks abroad shall not exceed $ 1,600,000 (one million and six hundred thousand US dollars) and also discounts that shall not exceed $ 10,000,000 (ten million dollars). It is hereby clarified that we shall be entitled to borrow — not from banks — additional credit in excess of the aforesaid amount up to an amount of $ 4,000,000 (four million US dollars).

2.	Upon repayment by us of any credit at any of the banks, we will repay to you simultaneously credit which you made available to us in an amount equal to the ratio between the amount that is paid to that bank and the amount of all our debts to that pay, multiplied by the total of all our debts and liabilities to you.

3.	At all times and as long as we have not repaid you the aforesaid credit we will maintain the financial ratios set out below as shall appear in our financial statements for each quarter:

I.	Tangible net worth —

(1)	In each of the quarters of 2003, this shall not be less than a sum of $ 7,000,000 (seven million US dollars) and not less than 7% of the total of the whole balance sheet.

(2)	In each of the quarters of 2004, this shall not be less than a sum of $ 9,500,000 (nine million and five hundred thousand US dollars) and not less than 10% of the total of the whole balance sheet.

(3)	In each of the quarters of 2005, this shall not be less than a sum of $ 15,500,000 (fifteen million and five hundred thousand million US dollars) and not less than 16% of the total of the whole balance sheet.

For this purpose, “tangible net worth” means — net worth from the audited financial statements less deferred expenses, goodwill, patents, copyrights, etc., debtors who are principal shareholders and/or affiliated companies, guarantees given as collateral for the debts of principal shareholders and/or affiliated companies.

If we raise capital in any way, the aforesaid ratios shall be amended such that the amount of capital raised shall be added to the amount of the tangible net worth.

II.	The EBITDA shall not be less than the following:

January to June 2003 — $ -2,000,000 (minus two million US dollars).

Januaryto September 2003 — $ -1,600,000 (minus one million and six hundred thousand US dollars).

January to December 2003 — $ -200,000 (minus two hundred thousand US dollars).

In 2004 the EBITDA in each quarter shall not be less than a sum of $ 1,750,000 (one million and seven hundred and fifty thousand US dollars).

In2005 the EBITDA in each quarter shall not be less than a sum of $ 2,500,000 (two and a half million US dollars).

III.	The ratio between all the long-term (more than 12 months) debts and liabilities of the company to the banking system and other financial institutions (including abroad) together with the current maturities for the long-term debts and liabilities and the annual EBITDA shall not exceed 1:3.9 in 2004 and shall not exceed 1:2.3 in 2005.

IV.	The total of all the short-term credit that will be made available to us by you and by third parties shall not exceed 70% of the total of all of our debtors for a period of up to 180 days, less provisions.

V.	The balance of our cash shall not be less, at the end of each quarter, than an amount of $ 9,000,000 (nine million US dollars).

VI.	We will submit to you quarterly and annual financial statements in the format and on the dates as required by the provisions of the law to which we are subject, including under the provisions of the securities laws in force in the United States of America.

We shall also submit to you within 45 days of the end of each quarter a report giving details of our debts and liabilities to banks, the cash balance in the cash account, the balance of inventory according to type, the balance of debtors according to amount and the total of all sales, and also within 14 days of the end of each month a report giving details of the total of all our debts and liabilities to banks and the cash balance in the previous month. These reports shall be issued to you for each company separately, i.e., for us and for each of our subsidiaries.

The aforesaid terms shall be interpreted in accordance with accepted accounting rules.

4.	All the collateral and/or guarantees that the company gave or will give to the bank and/or which were given and/or will be given to us by a third party for the company shall be used also as collateral for credit.

Without derogating from the aforesaid, the floating charge that the company made in your favor shall also serve as collateral for the credit.

We will give you, no later than September 30, 2003, an undertaking of each of the companies NUR Asia Pacific Ltd, NUR Media Solution S.A., NUR Europe S.A. and NUR America, according to which each of the companies shall give undertakings to the bank for various liabilities concerning its assets, its property and its rights, and inter alia it shall undertakes not to create a charge of any kind on its assets, property and right or any part thereof, without the prior written consent of the bank. The language of the aforesaid letter of undertaking is attached as Appendix A. In addition, the company shall produce, by the aforesaid date, a resolution of the company from each of the subsidiaries to sign the aforesaid letter of undertaking.
The company shall also produce, until the aforesaid date, a confirmation of a lawyer, who shall declare that he knows the law applicable in the country where the relevant subsidiary was incorporated, with regard to the validity of the aforesaid undertakings and the aforesaid resolutions under the law applying in the country where the subsidiary was incorporated.

The company undertakes that until no later than September 30, 2003, the subsidiary NUR America shall sign a perpetual guarantee for an unlimited amount in favor of the bank, as collateral for all the debts and liabilities of the company to the bank, including a signature on a company resolution confirmed by a lawyer for signing a guarantee as aforesaid, all of which on terms and in the form that shall be required by the bank and to its satisfaction.

5.	Until September 30 2003 we will issue to you an option to buy 27,000 shares of ours at an exercise price of $ 0.60 (60 cents) per share. The option and the rights of registration for the shares, which shall arise from the conversion of the options, shall be regulated in a registration rights agreement, a copy of which has been given to us by you.

6.	We know that if we breach the aforesaid undertakings, you shall be entitled to adopt against us all the measures that you deem fit, including demanding the immediate repayment of all our debts and liabilities to you, and this shall be in addition to any other remedy and/or relief to which you are entitled under the various documents that we have signed and/or we will sign in your favor.

7.	These undertakings of ours are irrevocable and we shall not be entitled to cancel them and/or to change them without receiving your prior written consent thereto.

8.	The aforesaid is not intended to derogate from, but to add to, our other undertakings to you under various documents that we have signed and/or that we shall sign in your favor.

9.	On the occasion of signing this document and as a condition for it coming into effect, the company shall pay a commission for the undertaking and preparation of documents in an amount of $ 10,000 (ten thousand US dollars), and this shall be in addition to the commissions involved in the management of its accounts and carrying out transactions.

Sincerely, —————————————— NUR Macroprinters Ltd.

Confirmation of lawyer

I the undersigned,    Simon Jafa   , Adv., being the legal adviser of the company NUR Macroprinters Ltd., hereby confirm that the authorized signatories of the company, Messrs.    David Amir and Hillel Kremer           signed the above document in my presence, and their signature binds the company.

—————————————— Signature and Stamp

We the undersigned agree to the aforesaid: —————————————— Israel Discount Bank Ltd. Business Division